Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of LIV Capital Acquisition Corp. on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as Amended, of our report dated October 15, 2019, which includes an explanatory paragraph as to LIV Capital Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of LIV Capital Acquisition Corp. as of October 9, 2019 and for the period from October 2, 2019 (inception) through October 9, 2019 appearing in the Registration Statement on Form S-1, as filed (file No. 333-234799), of LIV Capital Acquisition Corp.

/s/ Marcum llp

Marcum llp

New York, NY

December 10, 2019